BRF S.A.

A Publicly Held Company
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to Official Notice/CVM/GAE 1.651-14 of May 6, 2014, BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS or “Company”) wishes to clarify the content in the report published on this same date in the newspaper, O Estado de São Paulo: “Minerva expected to enter Argentina – Food company may take over BRF’s beef cattle operation in the country similar to the partnership already agreed in Brazil”.

The content of the report declares that the food company, Minerva S.A. (“Minerva”), is to take over BRF’s beef cattle business in Argentina, similar to the partnership already agreed between the companies in Brazil.

Differently to what the report suggests, no agreements have been made or has the suggested operation been signed between the parties, neither has any agreement been contemplated.

São Paulo, May 7, 2014.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations
Officer